SCAGE FUTURE

SCAGE INTERNATIONAL LIMITED

December 23, 2024

Via EDGAR

Beverly Singleton

Jean Yu

Patrick Fullem

Evan Ewing

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Scage Future (CIK No. 0002000366)

Scage International Limited (CIK No. 0002033057)

Registration Statement on Form F-4 (Registration No. 333-281332)

Ladies and Gentlemen,

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Scage Future (the “Registrant”) and Scage International Limited (the “Co-Registrant”) hereby request that the effectiveness of the above-referenced registration statement on Form F-4, as amended (the “F-4 Registration Statement”), be accelerated to, and that the F-4 Registration Statement become effective at, 5:00 p.m., Eastern Time on December 27, 2024 or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Registrant and Co-Registrant will promptly notify you of the change, in which case the Registrant and Co-Registrant may be making an oral request of acceleration of the effectiveness of the F-4 Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Registrant and Co-Registrant or by any attorney from their U.S. counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation.

[Signature page follows]

Very truly yours,

Scage Future

By:	/s/ Chao Gao
Name:	Chao Gao
Title:	Chairman and Chief Executive Officer

Scage International Limited

By:	/s/ Chao Gao
Name:	Chao Gao
Title:	Director and Chief Executive Officer